Exhibit 99.1

Auna Announces 1Q26 Financial Results

Strong top-line growth and cash flow performance;

Consolidated Adjusted EBITDA impacted by revenue adjustments;

Mexico volumes and revenues growing rapidly, with Segment Adjusted EBITDA increasing 19% QoQ

Luxembourg, May 19, 2026 – Auna (NYSE: AUNA) (“Auna” or the “Company”), a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, announced today financial results for the first quarter ended March 31, 2026 (“first quarter 2026” or “1Q26”). Financial results are expressed in Peruvian Soles (“S/” or “PEN” or “Soles”) and are presented in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise noted.

1Q’26 Consolidated Highlights

●	Revenue increased 10% FXN, or 13% YoY on a reported basis, to S/1,178 million

●	Mexico Revenue increased 15% YoY on a reported basis, to S/ 279 million

●	Adjusted EBITDA was S/217 million, a decrease of 2% YoY

●	Adjusted EBITDA Margin of 18.4%, down 2.9 p.p. YoY from 21.4% in 1Q25

●	Operating Cash Flow and Free Cash Flow increased 48% YoY and 2.6x YoY, respectively

●	Leverage Ratio was stable at 3.7x

●	Oncology MLR decreased 2.0 p.p. YoY to 49.6%

●	Number of surgeries increased 4.4% YoY to 21,610

●	Number of days hospitalized increased 2.9% YoY to 132,266

Message from Auna’s Executive Chairman and President

Auna began 2026 with strong commercial momentum across all three of our markets. First quarter revenues grew 10% FXN, reflecting the impact of the strategic and structural decisions implemented throughout 2025 and further validating the strength of our integrated platform. The AunaWay model continues driving sustainable growth across our markets, with positive underlying operating trends, despite short-term Adjusted EBITDA impacts in Peru and Mexico.

In Peru, our integrated healthcare model continued to perform well at scale, delivering solid top-line growth of 9% in local currency, with strong volume increases across hospitals, emergency services, and oncology. Oncosalud maintained its growth trajectory, adding new members and securing a group policy for the nation’s judiciary — a new and prestigious institutional relationship representing nearly 20,000 lives, and contributing to a total of 1.4 million Oncosalud members. While the underlying business dynamic and margin contributions remain stable in Peru, Adjusted EBITDA was impacted in the healthcare services business by delays in pharmacy rebates and revenue adjustments related to certain payors. Oncosalud's MLR of 49.6% in the quarter is consistent with our pricing and MLR management discipline.

In Mexico, our healthcare network continues showing strong signs of recovery and our oncology and high-complexity footprint is growing. Sequential Adjusted EBITDA increased 19% from 4Q25 and margins improved 3.5 p.p. The healthcare network delivered 8% year-over-year revenue growth in local currency and the Monterrey operational initiatives gained further traction. Patient volumes increased 13% quarter-over-quarter, as our growing relationships with payors and our commitment to contain costs for them, while improving patient experiences and medical resolutions are producing higher revenues across service lines. Our oncology business grew 32% from 4Q25 representing 11% of Mexico network revenues, up from 4% one year ago. These trends reflect the impact of the growth initiatives implemented under our new Monterrey leadership team and are delivering clear results.

In Colombia, revenue grew 14% in local currency, PGP risk-sharing contracts now represent 21% of total revenues, and revenues from intervened payors have decreased from 19% to 14% versus the first quarter of 2025, reflecting significant progress in diversifying our payor mix. Adjusted EBITDA grew 7%, demonstrating that disciplined growth and revenue diversification can advance in tandem. Overall, Colombia continues to demonstrate the resilience and cash-generating capacity of Auna’s integrated model.

Our cash flow performance was a standout in the quarter and a key proof point of our model’s strength. Operating Cash Flow grew 48% year-over-year while Organic Free Cash Flow grew 2.6x, supported by consistent working capital discipline and supplier financing initiatives across all three geographies. This performance validates the underlying robustness of Auna's regional platform and keeps us on track to reach our medium-term leverage target of below 3.0x. The Leverage Ratio of 3.7x at quarter end remained stable but was impacted by non-cash FX effects.

We enter the remainder of 2026 with improving trends across all three markets and a clear line of sight to achieve our annual targets. We are reaffirming our full-year revenue and Adjusted EBITDA guidance supported by our revenue growth and cash flow momentum, and Mexico’s improving trends, revenue normalization in Peru, and the performance of Colombia. Our Adjusted EBITDA guidance contemplated a softer first half of the year, with limited growth expected in the first and second quarters. Against that backdrop, our first quarter performance gives us confidence in our ability to deliver our full-year Adjusted EBITDA range. Auna's integrated healthcare model and the structural market opportunity that remains in our three markets position us to deliver on 2026 and build toward higher levels of sustained growth and profitability.

Overview of 1Q26 Consolidated Results

Revenues in 1Q26 increased 10% FXN and 13% YoY on a reported basis to S/1,178 million, with revenues in local currency (“LC”) increasing across all segments: 8% in Mexico, 9% in Peru and 14% in Colombia. The Healthcare network in Mexico delivered higher volumes as a result of improved tier classifications with payors, better ISSSTELEON pricing for high complexity services and increased packages and out-of-pocket revenues. In Peru, Oncosalud increased revenues from pricing adjustments and additional B2B memberships, while the healthcare network experienced higher volumes from commercial initiatives and higher conversion rates in surgeries. Colombia increased volumes across its services, having successfully implemented risk sharing models to diversify its payor mix away from intervened payors.

Adjusted EBITDA in 1Q26 decreased 5% FXN, or 2% YoY on a reported basis, to S/217 million, with an Adjusted EBITDA Margin of 18.4%. In LC, Segment Adjusted EBITDA decreased 14% in Mexico and 3% in Peru, while increasing 7% in Colombia YoY. In Mexico, Segment Adjusted EBITDA decreased versus 1Q25, mainly due to a lower contribution margin from the current mix of services and specialties, as well as higher SG&A expenses related to talent investments that impacted payroll. On a sequential basis, however, Segment Adjusted EBITDA grew a healthy 19% versus 4Q25, driving a 3.5 p.p. increase in Segment Adjusted EBITDA Margin. Consolidated Peru Adjusted EBITDA was impacted by delayed rebate benefits and revenue adjustments. In Colombia, Segment Adjusted EBITDA increased, sustained by a strong top line, partially offset by lower margins from a higher proportion of PGP contracts that prioritize cashflow over revenues.

Reported results were impacted by foreign exchange fluctuations, specifically, a 7% appreciation of the Mexican Peso (“MXN”) and a 4% appreciation of the Colombian Peso (“COP”) against the PEN.

Net finance costs for 1Q26 were S/141 million, compared to S/80 million in 1Q25. Excluding foreign exchange effects, net finance costs totaled S/115 million in 1Q26, compared to S/118 million in 1Q25, reflecting a YoY decrease of S/3 million, or 3%. When also excluding the non-cash impact related to the future purchase obligation for IMAT Oncomedica, which began affecting finance expense in 3Q25, net finance costs decreased by S/5 million. The increase in reported net finance costs was primarily driven by a non-cash FX loss of S/26 million, mainly due to the depreciation of the Peruvian Sol below the protection range of Auna’s new hedging structure, compared to a non-cash gain of S/37 million in 1Q25. At the end of 2025, we reset our call-spread levels to better align them with the prevailing USD/PEN exchange rate and reduce future P&L volatility. As a result, the loss recorded in 1Q26 would have been larger had the reset not been completed in 2025.

Net Income for 1Q26 was S/9 million compared to S/38 million in 1Q25. The decline was primarily driven by the negative non-cash FX impact on net finance costs in 1Q26, compared to a positive effect in the prior-year period. On a per-share basis, Net Income was S/0.09, based on a weighted average of 74,238,842 basic and diluted shares.

Adjusted Net Income for 1Q26 was S/16 million, compared to S/55 million in 1Q25. The decline reflects the same FX-driven impact on net finance costs, with underlying operating performance remaining consistent with the trends described above. On a per-share basis, Adjusted Net Income was S/0.18, based on a weighted average of 74,238,842 basic and diluted shares.

Business performance

HEALTHCARE SERVICES MEXICO

(Explanations of variances are in local currency unless expressed otherwise)

Auna’s Healthcare Services and Auna Seguros’ operations in Mexico accounted for 24% of consolidated revenues and 34% of consolidated Adjusted EBITDA in the quarter.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

				Δ 1Q'26 vs 1Q'25		Δ 1Q'26 vs 4Q'25
Healthcare Services Mexico Key Operating Metrics		1Q'26 (USD)	1Q'26	As Reported	L.C.	As Reported	L.C.
Beds	#		708	0%		0%
Surgeries	# (000)		5	4%		15%
Emergency treatments	# (000)		8	-2%		-2%
Radiotherapy & Chemotherapy	# (000)		4	78%		4%
Total number of days hospitalized	# (000)		25	-1%		4%
Operating capacity utilization	%		48.4%	2.9 p.p.		3.0 p.p.
Total capacity utilization	%		39.4%	-0.3 p.p.		2.3 p.p.
Key Financial Metrics
Segment Revenue		80	279	15%	8%	8%	3%
Segment Adjusted EBITDA		21	74	-9%	-14%	25%	19%
Segment Adjusted EBITDA margin	%		26.4%	-6.9 p.p.		3.5 p.p.

Segment revenue from Mexico increased 8% due to higher surgery volumes, oncology services and out of pocket payments.

Auna’s more favorable tier classifications with two payors in Auna’s largest healthcare facility increased volumes by 11% and revenues by 20% YoY; the renewal of the ISSSTELEON B2B agreement at pricing that better reflects high-complexity services, increased revenues by 18% YoY, and packages and out-of-pocket revenues, represented 10% of revenues.

Surgery revenues increased 3% on higher volumes at Auna’s three facilities. In oncology services, revenues from radiotherapy and chemotherapy increased 32% from 4Q25 and 2.7x from 1Q25, representing 11% of Mexico’s network revenues, up from 9% in 4Q25 and 4% in 1Q25. The number of oncology patients increased 37.6% from 4Q25 and 5x from 1Q25. In addition, private revenues from out-of-pocket payments increased 25% versus 1Q25 and surgical and hemodynamic packages increased 4x since 1Q25.

During the quarter, approximately 60% of the network´s productive physicians have increased their service volume, while staffing coverage and retention among nursing staff improved from 2025. Notably, the network onboarded an additional 170 doctors in key specialties including oncology, pulmonology and general health who performed procedures within the Monterrey network during the quarter.

Higher volumes in oncology services, surgeries and hospitalizations resulted in total capacity utilization increasing 2.3 p.p. from 4Q25 to 39.4%.

Auna Seguros contributed 11% of revenues in 1Q26, up from 10% in 1Q25.

Segment Adjusted EBITDA decreased 14% YoY in 1Q26, with a 1Q26 Segment Adjusted EBITDA Margin of 26.4%. Notably, Segment Adjusted EBITDA increased 19% and Segment Adjusted EBITDA Margin increased 3.5 p.p. versus 4Q25 due to a 3% increase in revenue, a 9p.p. improvement in the contribution margin related to the ISSSTELEON agreement and several administrative cost efficiency initiatives implemented across the network. Segment Adjusted EBITDA in 1Q26 decreased versus 1Q25, mainly due to the lower contribution margin of the current mix of services and specialties, as well as increases in SG&A related to investments in talent impacting payroll.

PERU OPERATIONS: HEALTHCARE SERVICES PERU AND ONCOSALUD PERU

Auna’s Healthcare Services and Oncosalud Peru accounted for 42% of consolidated revenues and 46% of consolidated Adjusted EBITDA in the quarter.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Healthcare Services Peru and Oncosalud Peru Key Financial Metrics		1Q'26 (USD)	1Q'26	Δ 1Q'26 vs 1Q'25	Δ 1Q'26 vs 4Q'25
Consolidated Revenue		143	500	9%	2%
Healthcare Services Peru		81	281	7%	3%
Oncosalud Peru		90	314	12%	3%
Holding and Eliminations (*)			(95)	13%	9%
Consolidated Peru Adjusted EBITDA		28	99	-3%	-10%
Healthcare Services Peru		9	31	-26%	8%
Oncosalud Peru		20	68	13%	-16%
Consolidated Peru Adj. EBITDA margin	%		19.8%	-2.3 p.p.	-2.6 p.p.
Healthcare Services Peru			10.9%	-4.9 p.p.	0.4 p.p.
Oncosalud Peru			21.8%	0.3 p.p.	-4.9 p.p.

(*) Relates to intersegment revenue elimination.

Healthcare Services Peru Key Operating Metrics		1Q'26 (USD)	1Q'26	Δ 1Q'26 vs 1Q'25	Δ 1Q'26 vs 4Q'25
Beds	#		389	4%	1%
Surgeries	# (000)		6	9%	18%
Emergency treatments	# (000)		45	20%	-5%
Chemotherapies & Radiotherapies	# (000)		13	4%	4%
Total number of days hospitalized	# (000)		26	6%	0%
Operating capacity utilization	%		78.3%	2.0 p.p.	1.9 p.p.
Total capacity utilization	%		75.5%	1.4 p.p.	0.7 p.p.
Key Financial Metrics
Revenue		81	281	7%	3%
External revenues		57	201	7%	2%
Intercompany revenue		23	81	6%	7%
Segment Adjusted EBITDA		9	31	-26%	8%
Segment Adjusted EBITDA margin	%		10.9%	-4.9 p.p.	0.4 p.p.

Oncosalud Peru Key Operating Metrics		1Q'26 (USD)	1Q'26	Δ 1Q'26 vs 1Q'25	Δ 1Q'26 vs 4Q'25
Plan memberships	# (000)		1,440	6%	1%
Oncological Plans	# (000)		998	3%	1%
Average monthly revenue per plan membership		18.02	62.90	4%	-1%
Preventive check-ups	# (000)		31	-9%	13%
Patients treated	# (000)		47	22%	7%
MLR	%		54.4%	-2.2 p.p.
Oncological Plans	%		49.6%	-2.0 p.p.
Key Financial Metrics
Revenue		90	314	12%	3%
External revenues		86	299	10%	3%
Intercompany revenue		4	14	77%	20%
Segment Adjusted EBITDA		20	68	13%	-16%
Segment Adjusted EBITDA margin	%		21.8%	0.3 p.p.	-4.9 p.p.

Total revenue from Peru increased 9% YoY to S/500 million in 1Q26.

The Healthcare Services segment increased revenues by 7% YoY, resulting from an increase in surgery volumes, emergency visits and ambulatory care, including radiotherapy and chemotherapy services.

Emergencies increased 20% as a result of commercial initiatives with corporate accounts, while surgeries increased as a result of higher conversion rates in the network. Accordingly, hospitalization days increased 6% from 1Q25 and operating capacity utilization in 1Q26 was 78.3%, while total capacity utilization was 75.5%, both increasing versus 1Q25 and 4Q25.

The 12% YoY increase in revenues at the Oncosalud Peru segment reflects annual pricing adjustments and a 6% increase in total plan memberships, including a 3% increase in oncology plans. Notably, the business added approximately 20,000 new members as part of a new B2B group policy for the Peruvian Judiciary awarded in 1Q26.

Commercial initiatives to grow the B2B segments and value-added initiatives, which deliver tangible value to plan members, continue being implemented to strengthen sales quality and retention in the segment.

Oncosalud’s MLR decreased 2.2 p.p. to 54.4%, led by the Oncology MLR, which decreased to 49.6%, or 2.0 p.p. The MLR decrease was driven by higher revenues from added plan memberships and remained within the Auna’s expected range.

Consolidated Peru revenues were impacted by S/14 million in revenue adjustments, compared to a normal recurring level of S/3 to S/4 million, primarily due to penalties applied by certain payors for delayed invoicing and settlement agreements still under negotiation. These impacts reflect a broader market trend in Peru, where payors implement more rigorous enforcement mechanisms across the healthcare services sector.

Consolidated Adjusted EBITDA in 1Q26 was S/99 million, down 3% from 1Q25, primarily due to the aforementioned revenue adjustments, postponed rebates on medicine purchases, and higher physician compensation related to retention incentives.

Excluding the revenue adjustments, the Consolidated Adjusted EBITDA in Peru would have been positive.

HEALTHCARE SERVICES COLOMBIA

(Explanations of variances are in local currency unless expressed otherwise)

Auna’s Healthcare services operations in Colombia accounted for 34% of consolidated revenues and 21% of consolidated Adjusted EBITDA in the quarter.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

				Δ 1Q'26 vs 1Q'25		Δ 1Q'26 vs 4Q'25
Healthcare Services Colombia Key Operating Metrics		1Q'26 (USD)	1Q'26	As Reported	L.C.	As Reported	L.C.
Beds	#		1,131	0%		0%
Protected Lives	# (000)		3,058	23%		1%
Surgeries	# (000)		11	2%		4%
Emergency treatments	# (000)		38	5%		8%
Chemotherapies & Radiotherapies	# (000)		37	-1%		2%
Total number of days hospitalized	# (000)		81	3%		2%
Operating capacity utilization	%		88.9%	2.9 p.p		2.8 p.p
Total capacity utilization	%		79.3%	2.4 p.p		3.0 p.p
Key Financial Metrics
Segment Revenue		115	400	18%	14%	3%	0%
External revenues			399	18%	13%	3%	0%
Intercompany revenue			1	-	-	16%	12%
Segment Adjusted EBITDA		13	46	11%	7%	-10%	-13%
Segment Adjusted EBITDA margin	%		11.4%	-0.8 p.p		-1.7 p.p

Segment revenue from Colombia in 1Q26 grew 14% YoY, due to a higher proportion of revenues from PGP contracts in Antioquia and Monteria, for cardiovascular, ambulatory, and oncology services. Total PGP revenues accounted for 21% of Colombia´s total revenues in 1Q26, increasing from 15% in 1Q25, and covering 3.1 million lives through risk-sharing agreements by quarter-end 1Q26, up from 4Q25 as well, benefitting cash conversion and cash predictability of these models.

Auna continues diversifying its payor base as part of its strategy to limit revenues and cashflows from government-intervened payors; in 1Q26, revenues from intervened payors represented 14% of total revenues, down from 19% in 1Q25. Specifically, revenues from a new payor relationship in 2025 increased 1.5x from 1Q25 and now represent 12% of Colombia’s revenues, up from 5% in 1Q25 and practically replacing revenues from the largest intervened payor. Nueva EPS revenues continued decreasing, reaching 12% of total revenues in 1Q26, down from 15% in 1Q25 and 21% in 1Q24 when the interventions began.

Oncology volumes increased 2% from 4Q25 on services provided in Antioquia.

In 1Q26 capacity utilization increased 2.4 p.p. versus 1Q25, returning to 2024 levels prior to Nueva EPS’s intervention.

Segment Adjusted EBITDA in 1Q26 increased 7%, with a Segment Adjusted EBITDA Margin of 11.4%. Segment Adjusted EBITDA in 1Q26 included increased variable costs related to higher surgery and chemotherapy volumes, as well as higher costs related to salary and minimum wage increases. The result also included provisions for impairment losses of S/6 million versus S/10 million in 1Q25, demonstrating further improvements in the management of payor mix.

Balance Sheet & Cash Flow

Consolidated Debt

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Mar-26 (USD)	Mar-26	Δ Mar-26 vs
			Mar-25	Dec-25
(+) Loans and borrowings	1,056	3,688	3%	4%
Short term debt	115	400	-48%	26%
Long term debt	942	3,288	16%	2%
(+) Lease Liabilities	36	127	-9%	3%
Gross Debt	1,093	3,815	2%	4%
(-) Cash and cash equivalents / marketable securities	117	409	103%	22%
Net Debt	976	3,407	-3.6%	2.6%
Leverage Ratio		3.7x	0.1x	0.1x

Gross Debt at the close of 1Q26 increased 4%, or S/159 million, versus 4Q25 to S/3,815 million mainly driven by a negative non-cash effect of S/138 million associated with a 4% depreciation of the PEN against the USD and MXN.

Leverage Ratio was 3.7x increasing from 4Q25 mainly due to negative non-cash FX impacts. Auna remains committed to a medium-term leverage target of less than 3.0x.

Consolidated Debt Amortization Profile

(Figures in millions of Soles, unless expressed otherwise)

	Total	Leases	Y1	Y2	Y3	Y4	Y5	Y6+
Loans and Borrowings	3,688		400	247	293	756	681	1,312
Financial Leases	50		14	22	4	3	3	5
Operating Leases	77	77	0	0	0	0	0	0
Gross Debt	3,815	77	414	268	296	758	684	1,317

As of 1Q26. Excludes interest. Reflects figures post-refinancing. Y1 = April 2026 to March 2027, Y2 = April 2027 to March 2028, Y3 = April 2028 to March 2029, Y4 = April 2029 to June 2030, Y5 = April 2030 to March 2031, and Y6+ = April 2031 to September 2035.

Cashflow and Cash Conversion Cycle

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD 26 (USD)	YTD 26	YTD 25	Δ YTD 26 vs YTD 25
Net cash from operating activities	50	175	106	65%
Net cash used in investing activities	(7)	(23)	(64)	-64%
Net cash used in financing activities	(25)	(88)	(78)	13%
Cash and cash equivalents at the end of the period	117	409	201	103%

	LTM Mar-25	LTM Dec-25	LTM Mar-26
Days Sales Outstanding	87	91	90
Days Inventory Outstanding	39	42	43
Days Payable Outstanding	140	140	140
Cash Conversion Cycle	-14	-6	-7

*Measured on an average basis according to last twelve months results.

Net cash from operating activities was S/175 million for the three months ended March 31, 2026 versus S/106 million in the three months ended March 31, 2025, and included a S/77 million increase in cash generated from operating activities.

Net cash used in investing activities decreased 64% YoY, or S/41 million, to S/23 million for the three months ended March 31, 2026 versus the comparable period last year, and included S/34 million in organic maintenance CapEx, including (i) S/20 million in investments for infrastructure refurbishments and acquisition of medical equipment; (ii) S/12 million in Hospital Information systems and ERP implementations, particularly in Mexico; and (iii) S/2 million payment to the Opción Oncología doctors for the brand acquisition. In addition, Auna Seguros continued rebalancing its portfolio of investments toward liquid securities, resulting in S/12 million in cash and cash equivalent inflows. In the three months ended March 31, 2025, investing activities included: (i) S/47 million in organic maintenance CapEx, including S/2 million payment to the Opción Oncología doctors for the brand acquisition; (ii) a S/5 million earnout payment to IMAT Oncomedica shareholders, and (iii) an S/11 million payment to OCA shareholders.

Net cash used in financing activities was S/88 million, an increase of 13% or S/10 million, for the three months ended March 31, 2026 versus the comparable period last year. Cash used in financing activities during the period included: (i) S/42 million in interest payments and hedge premium payments, (ii) S/12 million in interest payments for working capital facilities, and (iii) a S/34 million decrease in working capital borrowings. For the comparable three months ended March 31, 2025, cash used in financing included: (i) S/60 million in interest and hedge premium payments, (ii) S/16 million in interest payments for working capital facilities, and (iii) a S/2 million decrease in working capital borrowings.

About AUNA

Auna is a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, prioritizing prevention and concentrating on high-complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-Speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of March 31, 2026, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,337 beds, and 1.4 million healthcare plans.

For more information visit www.aunainvestors.com

Conference Call Details

When: 8:00 a.m. Eastern time, May 20, 2026

Who: Mr. Suso Zamora, Executive Chairman of the Board and President; Mrs. Gisele Remy, Chief Financial Officer and Executive Vice President; Mr. Lorenzo Massart, Executive Vice President of Strategy and Equity Capital Markets.

Dial-in: +1 888 596 4144 (U.S. domestic), +1 646 968 2525 (International)
Passcode: 3884034

To access Auna′s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: click here

Definitions and Concepts

Figures in US dollars (US$ or USD) for 1Q26 are presented for indicative purposes and were calculated using an FX rate of US$1= S/3.4910. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted; additionally, results are presented in an FX neutral basis (“FXN”) for consolidated revenues, consolidated cost of sales and services, consolidated selling and administrative expenses and consolidated adjusted EBITDA, as well as, in local currency for the Mexico and Colombia segments, to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods.

Financial results are preliminary and subject to year-end audit.

Use of Non-IFRS Financial Measures

This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including: EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted LTM EBITDA, Segment EBITDA, Segment EBITDA Margin, Segment Adjusted EBITDA, Segment Adjusted EBITDA Margin, Consolidated Peru Adjusted EBITDA, Consolidated Peru Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Basic and Diluted EPS, Leverage Ratio and FX Neutral because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

In addition, management and our board of directors use these non-IFRS financial measures to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding the growth of our business. These are not measures of operating performance under IFRS and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS. Additionally, our calculations of EBITDA, Segment EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin, FX Neutral and Leverage Ratio may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies.

EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance.

EBITDA Margin: is calculated as EBITDA divided by total revenue from contracts with customers.

Adjusted EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Adjusted EBITDA Margin: is calculated as Adjusted EBITDA divided by total revenue from contracts with customers.

Adjusted Last Twelve Month (“LTM”) EBITDA: is calculated by adding the last four quarters beginning with the corresponding period.

Segment EBITDA: is calculated as segment profit before tax plus net finance cost and depreciation and amortization.

Segment EBITDA Margin: is calculated as segment EBITDA divided by total segment revenue from contracts with customers.

Segment Adjusted EBITDA: is calculated as segment profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Segment Adjusted EBITDA Margin: is calculated as segment Adjusted EBITDA divided by total Segment revenue from contracts with customers.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q'26 (USD)			Δ 1Q'26 vs
		1Q'26	1Q'25	1Q'25	4Q'25
Revenues	337	1,178	1,042	13%	4%
Profit (Loss) before Tax	5	16	62	-73%	-118%
(+) Net Finance Cost	40	141	80	75%	-41%
(+) Depreciation and Amortization	16	57	53	8%	2%
(=) EBITDA	62	215	195	10%	6%
(+) Adjustments	0.6	2.1	27.1
(a) Pre-operating expenses	0.1	0.2	0.2
(b) Business development expenses	0.0	0.0	23.7
(c) Stock-based consideration	0.6	1.9	2.7
(d) Personnel non-recurring compensation	0.0	0.0	0.5
(=) Adjusted EBITDA	62	217	222	-2%	-2%
Adjusted EBITDA Margin		18.4%	21.4%	-2.9 p.p.	-1.0 p.p.

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Centro Ambulatorio Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects and payments to sellers to expand into new markets, including through greenfield projects and M&A activity.

(c) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(d) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

For the three months ended March 31, 2026
	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	279	281	314	400	(96)	1,178
Profit (Loss) before Tax	4	13	48	19	(68)	16
(+) Net Finance Cost	45	7	9	16	64	141
(+) Depreciation and Amortization	23	11	11	11	3	57
(=) Segment EBITDA	72	31	68	46	(2)	215
(+) Adjustments	1.6	-0.2	0.0	0.0	0.8	2.1
Pre-operating expenses	0.0	0.0	0.0	0.0	0.2	0.2
Business development expenses	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based consideration	1.6	-0.2	0.0	0.0	0.6	1.9
Personnel non-recurring compensation	0.0	0.0	0.0	0.0	0.0	0.0
(=) Segment Adjusted EBITDA	74	31	68	46	-1	217
Adjusted EBITDA Margin	26.4%	10.9%	21.8%	11.4%		18.4%

For the three months ended March 31, 2025
	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	243	263	281	339	(84)	1,042
Profit (Loss) before Tax	(13)	22	44	32	(24)	62
(+) Net Finance Cost	47	8	7	(1)	19	80
(+) Depreciation and Amortization	21	12	9	10	3	53
(=) Segment EBITDA	55	41	60	41	(2)	195
(+) Adjustments	25.9	0.2	0.2	0.0	0.9	27.1
Pre-operating expenses	0.0	0.0	0.0	0.0	0.2	0.2
Business development expenses	23.7	0.0	0.0	0.0	0.0	23.7
Stock-based consideration	1.7	0.2	0.2	0.0	0.6	2.7
Personnel non-recurring compensation	0.5	0.0	0.0	0.0	0.0	0.5
(=) Segment Adjusted EBITDA	81	42	60	41	(1)	222
Adjusted EBITDA Margin	33.2%	15.8%	21.4%	12.2%		21.4%

Consolidated Peru Adjusted EBITDA: is calculated by adding Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA.

Consolidated Peru Adjusted EBITDA Margin: is calculated as Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA, divided by total revenues from Healthcare Services Peru Segment plus total revenues from Oncosalud Peru segment.

Adjusted Net Income: is calculated as profit (loss) for the period plus adjustments as described below.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q'26 (USD)	1Q'26	1Q'25	4Q'25
Net Income (Loss)	3	9	38	(64)
(a) Pre-operating expenses	0.1	0.2	0.2	0.0
(b) Business development expenses	0.0	0.0	23.7	9.6
(c) Stock-based consideration	0.6	1.9	2.7	2.9
(d) Personnel non-recurring compensation	0.0	0.0	0.5	5.0
(e) Non-cash and non-recurring financial costs	1.5	5.3	0.0	187.9
(f) Allocated tax effects	(0.3)	(0.9)	(10.4)	(5.7)
(=) Adjusted Net Income	5	16	55	136

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Centro Ambulatorio Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects and payments to sellers to expand into new markets, including through greenfield projects and M&A activity.

(c) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(d) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

(e) Non-cash and non-recurring financial costs include; 1) one-time non-recurring costs of refinancing activities; 2) non-cash derivative costs related to mark to market of legacy derivatives related to extinguished financings; 3) non-cash effects related to early extinguishment of financings;  4) non-cash effects related to the accounting impact of changes in the fair value of the liability for mandatory purchase of shares from IMAT; and 5) withholding tax expenses associated with financing and refinancing activities.

(f) Allocated tax effects neutralize the tax shield that the items considered as adjustment have generated in the taxable profit.

Basic and Diluted Earnings per Share: Basic and Diluted Earnings per Share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

Adjusted Basic and Diluted Earnings per Share: Adjusted Basic and Diluted Earnings per Share is calculated by dividing profit attributable to owners of Adjusted Net Income of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q'26 (USD)	1Q'26	1Q'25	4Q'25
Net Income (Loss)	3	9	38	(64)
Income (Loss) attributable to Owner of the company	2	7	35	(68)
Weighted average number of basic and diluted shares at March 31		74.2	74.2	74.2
Basic and diluted earnings per share	0.03	0.09	0.48	(0.92)
Adjusted Net Income (Loss)	5	16	55	136
Income (Loss) attributable to owners of Adjusted Net Income	4	13	52	132
Weighted average number of basic and diluted shares at March 31		74.2	74.2	74.2
Adjusted Basic and Diluted Earnings per Share	0.05	0.18	0.70	1.78

Leverage Ratio: We calculate Leverage Ratio as (i) current and non-current loans and borrowings plus current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Adjusted Last Twelve Months EBITDA.

(Figures in millions of Soles, unless expressed otherwise)

	Mar-25	Dec-25	Mar-26

Current and non-current loans & borrowings	3,595	3,533	3,688
Current and non-current lease liabilities	140	124	127
Cash and cash equivalents	201	335	409
Net Debt	3,534	3,321	3,407
Adjusted LTM EBITDA	974	917	911
Leverage Ratio	3.6x	3.6x	3.7x

Net Debt: We calculate Net Debt as Gross Debt minus Cash and cash equivalents.

(Figures in millions of Soles, unless expressed otherwise)

	Mar-25	Dec-25	Mar-26

(+) Loans and borrowings	3,595	3,533	3,688
Short term debt	765	316	400
Long term debt	2,831	3,216	3,288
(+) Lease Liabilities	140	124	127
Gross Debt	3,735	3,656	3,815
(-) Cash and cash equivalents	201	335	409
Net Debt	3,534	3,321	3,407

FX Neutral: FX Neutral (“FXN”) measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended March 31, 2025 were calculated by multiplying the as reported amounts of Revenue, Adjusted EBITDA and the key business metrics for such period by the average Mexican pesos / Peruvian soles exchange rate for the three months ended March 31, 2025 (MXN 5.5166 to PEN 1.00) and the average Colombian pesos / Peruvian soles exchange rate for the three months ended March 31, 2025 (COP 1,1130.1867 to PEN 1.00); then using such results to re-translate the corresponding amounts back to Peruvian soles by dividing them by the average Mexican pesos / Peruvian soles and Colombian pesos / Peruvian soles exchange rate for the three months ended March 31, 2026 (MXN 5.1781 to PEN 1.00 / COP 1,088.7699 to PEN 1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended March 31, 2026.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make. Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, our target Leverage Ratio, the results of the key initiatives we are implementing in Mexico, Colombia and Peru, the execution of our strategic plan, including the recovery of our growth levels and the roll-out of the AunaWay in Mexico, our planned investments, our revenue and Adjusted EBITDA guidance, our expectation for revenue and EBITDA growth and the creation of further growth and sustainable value for all stakeholders. Any or all of our forward-looking statements in this press release may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors.

The forward-looking statements in this press release represent our expectations and forecasts as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see our Form 20-F filing with the U.S. Securities and Exchange Commission (the “SEC”).

Financial Guidance Disclaimer

Auna′s guidance is based on management’s current performance outlook and expected macroeconomic and regulatory conditions in the three countries where the Company operates. Any changes in these conditions could have an impact on the guidance provided.

Auna’s  financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Form 20-F filed with the SEC. Reconciliations of forward-looking non-IFRS measures, specifically the Leverage Ratio and Adjusted EBITDA guidance, to the relevant forward-looking IFRS measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Adjusted EBITDA to projected net income without unreasonable effort. The financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

IR Contact

Email: contact@aunainvestors.com

- Financial Tables Follow –

Balance Sheet (1/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Mar-26 (USD)	Mar-26	Dec-25	Δ Mar-26 vs Dec-25
Assets
Current assets
Cash and cash equivalents	117	409	335	73
Trade accounts receivable	321	1,121	1,043	78
Other assets	81	281	259	23
Inventories	46	159	165	(6)
Insurance contract assets	3	10	13	(2)
Other investments	6	20	30	(10)
Total current assets	573	2,001	1,845	156
Non-current assets
Trade accounts receivable	0	1	0	0
Other assets	8	27	27	0
Investments in associates and joint venture	9	32	30	2
Property furniture and equipment	676	2,358	2,287	71
Intangible assets	807	2,817	2,704	113
Right-of-use assets	33	115	113	1
Investment properties	2	7	6	0
Derivative financial instruments	19	66	54	12
Deferred tax assets	76	265	231	34
Other investments	0	0	1	(0)
Total non-current assets	1,629	5,687	5,454	234
Total assets	2,202	7,688	7,298	390

Balance Sheet (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Liabilities
Current liabilities
Loans and borrowings	115	400	316	84
Lease liabilities	9	31	29	2
Trade accounts payable	314	1,097	1,053	44
Other accounts payable	75	260	225	35
Provisions	3	11	10	1
Derivative financial instruments	8	27	23	4
Insurance contract liabilities	3	10	9	1
Deferred income	0	0	0	(0)
Total current liabilities	526	1,837	1,667	170
Non-current liabilities
Loans and borrowings	942	3,288	3,216	72
Lease liabilities	28	97	94	2
Trade accounts payable	0	1	1	(0)
Other accounts payable	66	230	222	8
Derivative financial instruments	7	26	40	(14)
Deferred tax liabilities	83	291	291	(0)
Deferred income	0	0	0	(0)
Total non-current liabilities	1,126	3,932	3,865	68
Total liabilities	1,653	5,769	5,532	238

Total equity	550	1,918	1,766	152
Total liabilities and equity	2,202	7,688	7,298	390

Income Statement

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q'26 (USD)	1Q'26	1Q'25	Δ 1Q'26 vs
				1Q'25	4Q'25
Revenue
Healthcare Services Mexico	80	279	243	15%	8%
Healthcare Services Colombia	114	399	339	18%	3%
- Healthcare Services Colombia	115	400	339	18%	3%
- Holding and eliminations	(0)	(1)	-	-	16%
Healthcare Services Peru & Oncosalud Peru	143	500	460	9%	2%
- Healthcare Services Peru	81	281	263	7%	3%
- Oncosalud Peru	90	314	281	12%	3%
- Holding and eliminations	(27)	(95)	(84)	13%	9%
Total Revenue	337	1,178	1,042	13%	4%
Cost of sales and services	(214)	(747)	(660)	13%	6%
Gross profit	123	431	382	13%	1%
Gross margin		36.6%	36.6%	0.0 p.p.	-2.2 p.p.
Selling expenses	(18)	(62)	(54)	16%	15%
Administrative expenses	(61)	(214)	(182)	17%	-4%
(Loss) reversal for impairment of trade receivables	(2)	(9)	(16)	-46%	-56%
Other income and expenses, net	2	9	9	-6%	-20%
Operating profit	44	155	139	11%	7%
Finance income	1	4	6	-35%	-43%
Finance income from exchange difference	-	-	37	-100%	-100%
Finance costs	(34)	(118)	(123)	-4%	-60%
Finance costs from exchange difference	(8)	(26)	-	-	-
Net finance cost	(40)	(141)	(80)	75%	-41%
Share of profit of equity accounted investees	1	3	3	-8%	8%
Profit (loss) before tax	5	16	62	-73%	-1.2x
Income tax expense (benefit)	(2)	(7)	(24)	-70%	-1.3x
Net Income (Loss)	3	9	38	-75%	-1.1x
EBITDA
Healthcare Services Mexico	21	72	55	31%	33%
Healthcare Services Colombia	13	46	41	11%	-5%
Healthcare Services Peru & Oncosalud Peru	28	99	101	-2%	13%
- Healthcare Services Peru	9	31	41	-26%	36%
- Oncosalud Peru	20	68	60	14%	5%
Holding and eliminations	(1)	(2)	(2)
Total EBITDA	62	215	195	10%	6%
Adjusted EBITDA
Healthcare Services Mexico	21	74	81	-9%	25%
Healthcare Services Colombia	13	46	41	11%	-10%
Healthcare Services Peru & Oncosalud Peru	28	99	102	-3%	-10%
- Healthcare Services Peru	9	31	42	-26%	8%
- Oncosalud Peru	20	68	60	13%	-16%
Holding and eliminations	(0)	(1)	(1)
Total Adjusted EBITDA	62	217	222	-2%	-2%
Adjusted EBITDA Margin		18.4%	21.4%	-2.9 p.p.	-1.0 p.p.

Statement of Cash Flows (1/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD 26 (USD)	YTD 26	YTD 25	Δ YTD 26 vs YTD 25
Cash flows from operating activities
(Loss) profit for the period	3	9	38	(28)
Adjustments for:
Depreciation	8	30	28	1
Depreciation of right-of-use assets	2	7	7	0
Amortization	6	21	18	3
(Reversal) Impairment of inventories	0	1	0	1
Equity-settled share-based payment transactions	1	2	3	(1)
Gain (loss) on disposal of property furniture and equipment	0	0	0	(0)
(Reversal) loss for impairment of trade receivables	2	9	16	(7)
Share of profit of equity-accounted investees	(1)	(3)	(3)	0
Technical provisions and other provisions	0	1	0	1
Finance income	(1)	(4)	(43)	39
Finance costs	41	145	123	21
Tax expense	2	7	24	(17)
Net changes in assets and liabilities
Trade accounts receivable and other assets	(8)	(27)	(64)	37
Inventories	3	11	25	(14)
Trade accounts payable and other accounts payable	7	25	(16)	41
Provisions and employee benefits	(0)	(1)	(2)	1
Insurance contract liabilities	1	3	5	(1)
Cash generated from operating activities	68	237	160	77
Income tax paid	(19)	(65)	(58)	(7)
Interest received	1	4	5	(1)
Net cash from operating activities	50	175	106	69

Statement of Cash Flows (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Cash flows from investing activities
Payment for accounts payables to former shareholder	(0)	(0)	(11)	11
Purchase of properties furniture and equipment	(6)	(20)	(32)	12
Purchase of intangibles	(4)	(14)	(17)	2
Purchase of other investments, net of sales	3	12	2	10
Proceeds from sale of property furniture and equipment	0	0	0	(0)
Payment for contingent consideration	-	-	(5)	5
Net cash used in investing activities	(7)	(23)	(64)	41
Cash flows from financing activities
Proceeds from settlement of derivatives - interest rate swaps	(1)	(4)	0	(5)
Proceeds from loans and borrowings	36	125	340	(215)
Payment for loans and borrowings	(42)	(148)	(330)	182
Payment for lease liabilities	(3)	(10)	(11)	1
Penalty paid for debt prepayment	(0)	(0)	-	(0)
Payment for derivatives premiums	-	-	(1)	1
Interest paid	(14)	(49)	(75)	26
Net cash used in financing activities	(25)	(88)	(78)	(10)
Net (decrease) increase in cash and cash equivalents	18	64	(36)	100
Cash and cash equivalents at January 1	96	335	236	100
Effect of movements in exchange rates on cash held	3	9	1	8
Cash and cash equivalents at the end of the period	117	409	201	208

Historical Financial Metrics

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25	1Q'26
Revenue
Oncosalud Peru	253	269	273	276	281	286	294	304	314
Healthcare Services Peru	241	255	255	245	263	269	279	273	281
Healthcare Services Colombia	349	378	363	353	339	346	369	387	400
Healthcare Services Mexico	308	302	316	268	243	274	264	258	279
Holding and eliminations	(76)	(83)	(80)	(79)	(84)	(81)	(88)	(89)	(96)
Total revenue from contracts with customers	1,076	1,120	1,127	1,063	1,042	1,094	1,117	1,133	1,178
Cost of sales and services	(662)	(693)	(677)	(629)	(660)	(660)	(698)	(704)	(747)
Gross profit	414	427	449	434	382	434	419	429	431
Selling expenses	(53)	(48)	(55)	(42)	(54)	(54)	(59)	(54)	(62)
Administrative expenses	(191)	(202)	(195)	(201)	(182)	(208)	(200)	(222)	(214)
Impairment losses on trade receivables	0	(3)	(25)	(13)	(16)	(8)	(5)	(19)	(9)
Other expenses	0	0	0	(2)	0	0	0	0	0
Other income	11	8	54	14	9	12	11	11	9
Operating profit	182	183	229	190	139	176	166	144	155
Finance income	6	7	6	7	6	5	4	6	4
Finance income from exchange difference	3	0	28	(31)	37	68	40	48	0
Finance costs	(177)	(139)	(138)	(138)	(123)	(120)	(116)	(292)	(118)
Finance costs from exchange difference	0	(49)	0	8	0	0	0	0	(26)
Net finance cost	(168)	(182)	(103)	(155)	(80)	(46)	(72)	(238)	(141)
Share of profit of equity-accounted investees	2	2	2	2	3	2	3	2	3
Profit (loss) before tax	16	3	127	37	62	132	97	(91)	16
Income tax (expense) benefit	(25)	5	(27)	(13)	(24)	(48)	(44)	27	(7)
Net Income	(8)	8	101	24	38	84	53	(64)	9
EBITDA	241	241	286	244	195	234	226	203	215
EBITDA Adjustments
Net Income	(8)	8	101	24	38	84	53	(64)	9
Income tax expense	25	(5)	27	13	24	48	44	(27)	7
Net finance cost	168	182	103	155	80	46	72	238	141
Depreciation and amortization	56	56	55	52	53	55	57	56	57
(a) Pre-operating expenses	0	2	0	0	0	0	(0)	0	0
(b) Business development expenses	0	1	(44)	3	24	4	4	10	0
(c) Change in fair value of earn-out liabilities	0	0	0	0	0	0	0	0	0
(d) Stock-based consideration	0	0	6	3	3	3	3	3	2
(e) Personnel non-recurring compensation	0	4	2	5	0	0	0	5	0
(f) Change in fair value of investment properties	0	0	0	0	0	0	0	0	0
Adjusted EBITDA	241	248	250	254	222	241	232	220	217

Key Operating Metrics

	1Q'26	1Q'25	Δ 1Q'26 vs 1Q'25
Oncosalud Peru
Plan memberships (1) (2)	1,439,781	1,364,710	5.5%
Average monthly revenue per plan member (3)	S/ 62.90	S/ 60.63	3.7%
Preventive check-ups (4)	30,694	33,570	-8.6%
Patients treated (5)	46,507	38,038	22.3%
Medical loss ratio (6)	54.4%	56.6%	-2.2 p.p

Healthcare Services
Total bed capacity (1)(7)	2,228	2,214	0.6%
Protected Lives (8)	3,057,763	2,482,484	23.2%
Surgeries (9)	21,610	20,700	4.4%
Emergency treatments (10)	91,426	82,305	11.1%
Chemotherapies & Radiotherapies (11)	54,152	52,048	4.0%
Total number of days hospitalized (12)	132,266	128,588	2.9%
Operating capacity utilization (13)	74.9%	71.7%	3.3 p.p
Total capacity utilization (14)	66.0%	64.5%	1.4 p.p

1)	As of period end.

2)	As reported to the National Superintendence of Health Susalud. Includes Oncology plans and Health plans. Includes active plan members and inactive members. Inactive members are defined as those plan members that have not paid monthly fees due for up to three months. As of March, 31, 2026, we had 1,346,101 active members and 93,680 inactive members.

3)	Total revenue for the period corresponding to insurance revenue in the Oncosalud Peru segment divided by the average number of plan members during the period, divided by the number of months in the period.

4)	Preventive check-ups consider Oncosalud and Healthcare plan check-ups, including for Auna Corporate plans, receiving check ups at the Centro de Bienestar Ambulatorio – CBA (Wellness Center) in Lima and at other facilities in Peru.

5)	Number of individual plan members in Oncosalud and Healthcare plans, including Auna Corporate plans, receiving treatment during the period in Peru. Each plan member is counted once for a trimester, however, might have received multiple instances of treatment throughout the year.

6)	MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology and general healthcare plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology and general healthcare plans.

7)	Includes all beds within the Healthcare Network and excludes 109 Oncology beds.

8)	Insured population assigned to Auna under risk-sharing agreements in Colombia.

9)	Number of surgeries includes surgeries, outpatient surgeries and cesarean sections.

10)	Emergency care includes the number of visits in the emergency room and may include several visits per patient.

11)	Intravenous chemotherapy and radiotherapy infusions in both inpatient and outpatient care; excludes oral treatments. In Peru, includes sessions across the Healthcare Services Network and Oncosalud Segments.

12)	Total number of days during which any of Auna's beds were occupied by a hospitalized patient during the period, including ICU.

13)	Operating capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of operating beds, times (ii) total number of days during the period.

14)	Total capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of beds, times (ii) total number of days during the period.